[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW
Washington, DC 20006
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com

October 31, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FrontView REIT, Inc. Draft Registration Statement on Form S-11 Originally Submitted August 23, 2023 CIK No. 0001988494

Ladies and Gentlemen:

On behalf of FrontView REIT, Inc. (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”) an amended version (“Amendment No. 1”) of the Company’s Draft Registration Statement on Form S-11 (the “Initial Draft Registration Statement”). Amendment No. 1 has been marked to show all changes made to the Initial Draft Registration Statement, which was confidentially submitted to the Commission on August 23, 2023.

Your numbered comments with respect to the Initial Draft Registration Statement are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. Capitalized terms used herein without definition have the meanings given in Amendment No. 1.

Table of Contents, page ii

1.
We note the statement that you cannot assure the accuracy or completeness of the data prepared by other sources. Please delete this disclaimer to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

In response to the Staff’s comment, we have deleted the disclaimer on page ii in Amendment No. 1.

Certain Terms Used in this Prospectus, page v

2.
We note that you will enter into a New Delayed Draw Term Loan and a New Revolving Credit Facility. Please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K and identify the counter-parties to these agreements. Also, file the Revolving Credit Facility and Term Loan Credit Facility referenced on page vi.

In response to the Staff’s comment, the Company confirms that it will file the New Delayed Draw Term Loan and a New Revolving Credit Facility as exhibits in a subsequent amendment to the Initial Draft Registration Statement, once the agreements have been finalized.  The Company will also file the Revolving Credit Facility and Term Loan Credit Facility as exhibits in a subsequent amendment to the Initial Draft Registration Statement.

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
October 31, 2023

Prospectus Summary, page 1

3.
Please disclose here and in the risk factors that you have experienced net losses the past two years and describe the material impact these losses may have on your business, operations and financial condition.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 21 of Amendment No. 1.

Actively Manage our Balance Sheet to Maximize Capital Efficiency, page 4

4.	Please disclose the amount of total debt that you may incur and quantify your debt service obligations. Also revise your summary risk factors and risk factor heading on page 40 to disclose this risk.

In response to the Staff’s comment, the Company advises the Staff that it has not yet determined the amount of total debt that it may incur or its debt service obligations. The Company will update the disclosure in a subsequent amendment to the Initial Draft Registration Statement once such information has been determined.

Our Business and Growth Strategies
Broad Market Relationships Drive Acquisition Pipeline, page 4

5.	Please clarify how you plan to obtain a “last look” for other opportunities.

In response to the Staff’s comment, the Company respectfully advises that the Company historically has obtained a “last look” for some acquisition opportunities because of the relationships it has developed with brokers and repeat sellers that are based on, among other things, the Company consistently having demonstrated an ability to close on acquisitions. The Company has revised its disclosure on pages 4 and 92 of Amendment No. 1.

Risk Factors
We have identified a material weakness, page 29

6.
Please clarify the status of the material weaknesses and their components disclosed here. Also describe your remediation process. If the material weaknesses have not been remediated, please disclose when and how the company expects to do so.

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 1.

Risks Related to our Organizational Structure
Termination of our employment agreements, page 39

7.
Please disclose the circumstances under which you would be required to pay members of management termination fees and identify the members to which this applies. Additionally, in the executive compensation section, disclose the material terms of the agreements. Refer to Item 402(o) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that the Company is currently negotiating the terms of its employment agreements that it expects to enter into with each of its named executive officers, which is expected to include, among other things, termination fee provisions.  The Company will update the disclosure in a subsequent amendment to the Initial Draft Registration Statement once such agreements have been finalized.

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
October 31, 2023

Dilution, page 57

8.	We note your table on page 58. Please tell us how the information in note (1) and note (2) to the table are reflective of the effective cash contribution. Please refer to Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in the table on page 58 of Amendment No. 1.  Specifically, note (2) to the table has been revised to reflect the increase in the net tangible book value per share of the Company’s Common Stock attributable to the REIT Contribution Transactions and Internalization.

Management’s Discussion and Analysis, page 61

9.	Under Description of Certain Debt to be Outstanding After This Offering, please describe the material financial covenants in your debt agreements.

In response to the Staff’s comment, the Company advises the Staff that the Company is continuing to negotiate the terms of the New Delayed Draw Term Loan and a New Revolving Credit Facility, including the material financial covenants. The Company will update the disclosure in a subsequent amendment to the Initial Draft Registration Statement once such agreements have been finalized.

Factors that Affect our Results of Operations and Financial Condition, page 62

10.
Under your description of net lease terms, you state that substantially all of your leases are net leases pursuant to which your tenants generally are obligated to pay customary expenses associated with the leased property such as real estate taxes, insurance, maintenance and repairs, and in many cases capital costs. This appears to be a triple net lease. Please clarify whether your leases are net lease, single net lease, double net lease or triple net lease. Also provide a more detailed description of how many of these leases you have in each of these categories.

In response to the Staff’s comment, the Company hereby confirms that substantially all of its leases are net leases.

Results of Operations, page 64

11.
We note your disclosure that the increase in contractual rental amounts billed was primarily attributable to growth of the real estate portfolio through new acquisitions during 2021 and 2022, combined with rent escalations from the existing portfolio. Please quantify the impact for each factor that you disclose was attributable to the increase.

In response to the Staff’s comment, the Company has revised its disclosure on pages 66 and 67 of Amendment No. 1.

Non-GAAP Financial Measures, page 69

12.
We refer you to your reconciliations to arrive at FFO, AFFO and EBITDA. It appears that individual reconciling items (e.g. depreciation and amortization) include your share of the corresponding amount from your investment in an unconsolidated entity. Please revise to separately quantify the amount that relates to the unconsolidated entity within each reconciling item, or tell us how you determined separate quantification is not necessary.

In response to the Staff’s comment, the Company has revised its disclosure on pages 74, 75, 76 and 77 of Amendment No. 1.

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
October 31, 2023

Our Leases, page 95

13.
Please provide all of the disclosure required by Item 15 of Form S-11. For example, disclose the occupancy rate of the properties expressed as a percentage for each of the last five years and the average effective annual rent per square foot for each of the last five years prior to the date of filing. Also clarify if your annualized base rent takes into account tenant concessions and abatements.

The Company respectfully advises the Staff that Item 15 disclosure is not required because none of the Company’s properties are materially important properties. None of the properties had (i) a book value that equaled ten percent or more of the Company’s total assets on a consolidated basis or (ii) gross revenues that amounted to ten percent or more of the Company’s aggregate gross revenues on a consolidated basis for the fiscal year ended December 31, 2022.

Unaudited Pro Forma Consolidated Financial Statements, REIT Contribution Transactions and Internalization, page F-2

14.
It is unclear if your discussion of the REIT contribution transaction on pages F-2 to F-3 addresses what will happen to all of your equity instruments. Please revise your disclosure to clearly describe each equity instrument and how it will be exchanged upon the REIT contribution transaction. For clarity, please consider using the same terms used in the audited financial statements of your predecessor (i.e. U.S. Limited Partners, NADG NNN Property Fund (US) Limited Partnership, Preferred Units, and Convertible noncontrolling preferred interests.)

In response to the Staff’s comment, the Company has revised its disclosure on pages F-2 and F-3 of Amendment No. 1.

Unaudited Pro Forma Consolidated Statement of Operations, page F-6

15.	Please revise to present pro forma earnings per share, or tell us how you determined this information is not necessary. Reference is made to Rule 11-02 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-6 and F-7 of Amendment No. 1.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-7

16.
To the extent you have multiple items in a note, please clearly describe and quantify each line item that is impacted. In this regard, please note the following two bullets which are provided for example purposes only and is not an exhaustive list.

•
We refer you to note (D) which identifies the consolidation and preliminary allocation of the Joint Venture purchase price impacting cash, cash equivalents and restricted cash by $2.6 million. However, the adjustment for cash in the Pro Forma Consolidated Balance Sheet is $4.8 million. Please revise note (D) to quantify the additional adjustment to cash, cash equivalents and restricted cash.

•
We note your adjustment in column (D) on page F-5 for partner’s capital of $5.8 million. However, we are unable to locate a description of this adjustment within your note (D) on pages F-7 and F-8. Please revise.

In response to the Staff’s comments, the Company has added disclosure on pages F-8, F-9, F-10, F-11 and F-12 of Amendment No. 1.

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
October 31, 2023

17.
We note your note (E) and that you will account for the Internalization as an asset acquisition under ASC 805. Please tell us how you determined this acquisition is an asset acquisition and is not a business combination. Within your response, please reference ASC 805.

In response to the Staff’s comment, the Company has determined that the Internalization is an asset acquisition under ASC 805-50 as the acquisition does not qualify as a business combination under ASC 805-10.

The Company reached this conclusion after undertaking a two-part analysis. First, the Company determined that substantially all of the fair value of the assets acquired were not concentrated in a single group of similar identifiable assets under ASC 805-10-55-5A. Second, the Company then determined that the set is not a “business” under ASC 805-10-55-5E.

In the first step of its analysis, the Company assessed if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets by applying the screen test pursuant to ASC 805-10-55-5A. The assets acquired consisted of the following:

•	A right of use asset consisting of an office lease; and

•	Assembled workforce intangible asset.

The fair value of the above assets acquired were $0.8 million and $1.2 million, respectively. The total gross assets acquired were approximately $2.0 million in the aggregate. The remainder of the Internalization consideration to be paid, namely $37.6 million, represents the amount required to terminate the management arrangement which is considered a separate transaction and therefore not a part of the set and definition of a business analysis. The assembled workforce intangible of $1.2 million is not considered a single identifiable asset in the numerator of the screen test under ASC 805-10-55-5B. Based on the results of the screen test, the Company concluded that substantially all of the fair value of assets acquired were not concentrated in a single group of similar identifiable assets.

Pursuant to ASC 805-10-55-5E, the Company then concluded that the set is not a “business”, because it does not have “both an input and a substantive process that together significantly contribute to the ability to create outputs.” In order for the employees, which represent the primary input, to undertake a substantive process in accordance with 805-10-55-5E(a), the organized workforce must be able to perform an acquired process to an acquired input to contribute the ability to continue producing outputs. Given there is no other acquired input upon which the employees can apply a process in order to generate outputs, the set does not have both an input and substantive process. That is, the only other input is a right of use asset that is incidental to the employees’ ability to generate outputs (i.e. the employees do not apply a process to the right of use asset to continue to generate outputs). Further, there are no acquired contracts or other acquired processes that can be applied to the acquired inputs that would represent a substantive process in accordance with 805-10-55-5E(b)-(d). Thus, the Company concluded that a substantive process was not acquired, and the acquisition does not qualify as a business and will be accounted for as an asset acquisition.

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
October 31, 2023

18.
The above comment notwithstanding, within your note (E) you state that the purchase price is $38.8 million and the cost of the acquisition will be allocated to the assets acquired and liabilities assumed. Within your note (L), you indicate that $37.6 million of the $38.8 million will be expensed. Please address the apparent discrepancy regarding the allocation of the $38.8 million purchase price. Further, please tell us how your accounting is consistent with an asset acquisition under ASC 805.

In response to the Staff’s comment, the Company respectfully advises that there was no discrepancy in the allocation of the purchase price, because $37.6 million of the purchase price relates to the termination of the management arrangement (which for accounting purposes is a separate transaction from the Internalization) and $1.2 million relates to the acquisition of assets in connection with the Internalization.  The Company has clarified by adding disclosures to note (E) to show the allocation between the contract termination fee and the purchase price allocation of the Internalization. The Company allocated $37.6 million relating to the termination of the management arrangement which is the fair value of the contract termination fee in accordance with ASC 420. The Company allocated $1.2 million relating to an assembled workforce and a right-of-use lease asset and liability of an operating lease of office space of $0.8 million and $0.8 million, respectively. The result is that the purchase price was allocated to the contract termination and asset acquisition based on their respective fair values.

19.
We note your disclosure on page 65 that you paid an affiliate of your external manager a monthly property management fee and that you paid your external manager a quarterly asset management fee. We note your disclosure on page iv that your external manager is controlled by your Founder. With a view to clarifying for us the accounting for the Internalization transaction at notes (E) and (L), please address the following:

•
Please clarify for us how you determined your Founder controls your external manager. Your response should include, but not be limited to, organization charts. Please reference the authoritative accounting literature management relied upon.

In response to the Staff’s comment, the Company respectfully advises that the Founder has a 30% equity interest in the external manager and is the sole day-to-day decision maker for all decisions relating to the predecessor and its business. As requested, the Company has attached to this letter as Exhibit A the organizational chart for the external manager.

For the authoritative accounting literature relied upon by the Company, please refer to its responses to comments 17 and 18 above, which reference the accounting literature in ASC 805 and ASC 420.

•
Please clarify for us who controls your predecessor and how you made that determination. Your response should include, but not be limited to, organization charts. Please reference the authoritative accounting literature management relied upon.

In response to the Staff’s comment, the Company hereby advises that the Founder controls the predecessor indirectly through its control of the external manager. As requested, the Company has attached to this letter as Exhibit B the organization chart of the predecessor.

For the authoritative accounting literature relied upon by the Company, please refer to its responses to comments 17 and 18 above, which reference the accounting literature in ASC 805 and ASC 420.

20.
We note your disclosure related to adjustment (K) on pages F-9 and F-10 and that you have reflected a gain on the Joint Venture Acquisition of $5.3 million in your pro forma financial statements. Please tell us what consideration you gave to disclosing that this gain will not recur. Reference is made to Rule 11-02 of Regulation S-X.

In response to the Staff’s comment, the Company has added disclosure on pages F-9 and F-10, which is now F-10 and F-11, of Amendment No. 1 to (K), which is now (J).

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
October 31, 2023

NADG NNN Property Fund LP Consolidated Financial Statements
7. Partners’ Capital, page F-32

21.
We note your disclosure that Common Limited Partners have the right to redeem their Common Units as at the end of any fiscal quarter of the Partnership for a redemption price equal to the NAV. Please clarify for us how you determined it was appropriate to classify these instruments within partners’ capital and at an amount that appears to be less than the redemption value. Within your response, please clarify for us the nature of the redemption terms. Further, please address ASC 480-10-S99-3A in your response.

In response to the Staff’s comment, the Company respectfully advises that it determined that it was appropriate to classify the Common units within partners’ capital under permanent equity because the General Partner has control over the redemption of the Common Units pursuant to the terms of the predecessor’s limited partnership agreement (“LP Agreement”) and in accordance with ASC 480.  Under Section 480-10-S99, the Common Units would not need to be subsequently remeasured at the redemption value as they are classified as permanent equity. In particular, the General Partner has control over whether or not to make any redemptions of the Common Units. The LP Agreement gives the General Partner the ability to suspend redemptions rights in its sole discretion, if the General Partner determines that such suspension of redemption rights would be in the best interests of the Partnership as a whole. The voting power with respect to all matters requiring Limited Partner action is vested exclusively in the General Partner under the LP Agreement. The Limited Partners also lack any substantive kick-out rights. The Company has concluded that the redemption of the Common Units is within the control of the General Partner and that the Common Units should be classified as partners’ capital in permanent equity. The Common Units generally would not be subsequently remeasured as it represents the residual net assets value allocated to the permanent equity, which in this case is valued less than the redemption value.

We believe ASC 480 provides analogous guidance to this situation even though it governs preferred securities. ASC 480 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. As noted in ASC 480, the Commission reasoned that “[t]here is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent equity.” Although ASC 480 specifically describes and discusses preferred securities, the SEC staff believes that ASC 480 also provides analogous guidance for other redeemable equity instructions including, for example, common stock.

In response to the Staff’s comment, the Company has added additional disclosure on page F-62 of Amendment No. 1.

9. Convertible Non-Controlling Preferred Interests, page F-33

22.
We note your disclosure that Series A preferred units are valued at the redemption value. Please revise your filing to disclose your accounting policy that the accretion of such noncontrolling interests is recorded as an adjustment to total partners’ capital.

In response to the Staff’s comment, the Company has included disclosure on page F-63 of Amendment No. 1.

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
October 31, 2023

Schedule III - Real Estate Assets and Accumulated Depreciation, page F-36

23.
We note your reconciliation of accumulated depreciation at the bottom of page F-43. Please clarify for us why there is no reduction in accumulated depreciation for the cost of real estate sold during 2022.

In response to the Staff’s comment, the Company respectfully advises the Staff that there were two assets  sold during 2022 which involved ground leases and thus represented non-depreciable assets. In addition, any related intangible asset was fully amortized and written off prior to 2022.

General

24.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

At this time, the Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. The Company undertakes to provide supplementally to the Staff any such written communications that it determines to present, or authorizes a person to present on the Company’s behalf, to potential investors in connection with the offering in reliance on Section 5(d) of the Securities Act.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr
Stuart A. Barr

cc:	FrontView REIT, Inc.

Stephen Preston
Co-Chief Executive Officer and Co-President

Randall Starr
Co-Chief Executive Officer and Co-President

Attachments:	Exhibit 1 “Organizational Chart for the External Merger”
Exhibit 2 “Organizational Chart for the Predecessor”

Exhibit A

Organizational Chart for the External Manager

NORTH AMERICAN REALTY SERVICES, LLLP

North American Development Group, Inc.
100%
John W. S. Preston
Stephen Preston
Jeffrey Preston
100%
100%
100%
100%
N.A. Realty Services, Inc.
North American Shopping Center Corp.
SSBP Corp.
JWP Holdings LLC
29%
(GP)
1%
North American Realty Services, LLLP
30%
30%
10%
Robert S. Green
RSG (US) Corp.
99.90%
0.1%
RSG (US Holdings), Limited Partnership

Exhibit B

Organizational Chart for the Predecessor